Stream Communications Network, Inc.

1020 – 400 Burrard Street

Vancouver, BC, V6C 3A6

December 11, 2003

VIA SEDAR

B.C. Securities Commission P.O. Box 10142 Pacific Centre 701 West Georgia Street Vancouver, B.C. V7Y 1L2 Tel: (604) 899-6500 Fax: (604) 899-6506 Attention: Statutory Filings	Alberta Securities Commission 20th Floor 10025 Jasper Avenue Edmonton, AB, Canada T5J 3Z5 Tel: (780) 427-5201 Fax: (780) 297-6156

Dear Sirs:

Re:	Stream Communications Network, Inc. (“Issuer”) Amended Financial Statements for the nine months ended September 30, 2003

We confirm that a copy of the Issuer’s amended unaudited financial statements for the nine months ended September 30, 2003, containing such information as required under Schedule "A" Financial Information, Schedule "B" Supplementary Information and Schedule "C" Management Discussion, was mailed on December 11, 2003 to the persons on the supplemental mailing list.

The prior nine-month period was amended and restated as a result of an accounting error in regards to intercompany sales. An intercompany billing set up in the subsidiary company and shown as revenue in the Polish subsidiary as required by Polish accounting standards, was not eliminated on consolidation in the Canadian consolidated financial statements. Revenue has been reduced by $261,597 for the nine-month period ended September 30, 2002. When this error came to our attention, we decided it was important to produce an amended statement to show the increase in sales from one period to the other, rather than a decrease as was previously thought.

Yours truly,

Stream Communications Network, Inc.

Per:

(signed) “J. Casey Forward”

J. Casey Forward

Chief Financial Officer